FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Principal Securities, Inc.
Year Ended December 31, 2020
With Report and Supplemental Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Principal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 9th Street
(No. and Street)

Des Moines	Iowa	50309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Rigler 515-878-8928
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Ave, Suite 3000	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Rigler _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Principal Securities, Inc. _____, as of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

NOTARIAL SEAL · IOWA
JORDAN BROWN
Commission Number 824587
My Commission Expires
March 31, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Principal Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2020

Contents

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Principal Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Principal Securities, Inc. (the Company) as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 1985, but we are unable to determine the specific year.
Des Moines, Iowa
February 26, 2021

Principal Securities, Inc
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	35,893,339
Short-term investments		5,587
Receivables from:		
Affiliates		10,130,194
Others		5,188,325
Prepaid expenses		1,580,263
Income taxes receivable		2,354,551
Net deferred income taxes		1,832,119
Total assets	$	56,984,378

Liabilities and stockholder's equity

Liabilities:

Commissions payable	$	944,312
Unearned Revenue		4,875,000
Accounts payable		448,914
Payables to:		
Principal Life Insurance Company		19,755,234
Other affiliates		1,967,188
Total liabilities		27,990,648

Stockholder's equity:

Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group, Inc.)	400,000
Additional paid-in capital	106,792,245
Retained earnings (deficit)	(78,198,515)
Total stockholder's equity	28,993,730
Total liabilities and stockholder's equity	$ 56,984,378

See accompanying notes.


Principal Securities, Inc
Statement of Operations
Year ended December 31, 2020


Brokerage revenues:
  Commissions:

Principal mutual funds	$ 5,408,162
Other mutual funds	3,487,825
Brokerage	12,735,261
Fee based	61,511,054
Outside managed	13,445,125
Distribution fees	47,612,706
401k revenue	21,226,400
Pass Thru revenue	128,773,900
Non-Grid revenue	22,369,270
Total brokerage revenues	316,569,703

Less commission – related expenses:

Principal mutual funds	4,238,792
Other mutual funds	2,711,888
Brokerage	9,724,771
Fee based	52,111,311
Outside managed	11,320,251
Distribution fees	26,484,275
Other distribution expenses	10,314,220
401k expenses	15,584,171
Pass Thru expenses	128,773,900
Total commission – related expenses	261,263,579
Net brokerage revenues	55,306,124

Other revenues:

Other revenue	54,849
Interest	90,459
Realized loss	(3,842)
Total other revenues	141,466

Operating expenses:

Salaries and benefits	56,809,428
General and administrative expenses	26,460,529
Total operating expenses	83,269,957
Loss from operations before income taxes	(27,822,367)
Income tax benefit	7,355,178
Net loss	$ (20,467,189)

See accompanying notes.

Principal Securities, Inc
Statement of Changes in Stockholder's Equity
Year ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2020	$ 400,000	$ 86,597,510	$ (57,604,311)	$ 29,393,199
Net loss	–	–	(20,467,189)	(20,467,189)
Capital contributions from Parent		18,500,000		18,500,000
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	1,694,735	(127,015)	1,567,720
Balance at December 31, 2020	$ 400,000	$106,792,245	$ (78,198,515)	$ 28,993,730

See accompanying notes.


Principal Securities, Inc
Statement of Cash Flows
Year ended December 31, 2020


Operating activities

Net loss	$ (20,467,189)
Adjustments to reconcile net loss to net cash used in operating activities:	
Allocation of stock-based compensation	1,694,735
Equity distribution in the form of common stock to employees	(127,015)
Deferred income taxes	564,609
Changes in operating assets and liabilities:	
Due from others and prepaid expenses	177,345
Due from Principal Life Insurance Company	(384,604)
Due from affiliates	(633,210)
Unearned Revenue	(1,285,714)
Other Investments	(5,587)
Commissions payable, accounts payable, and income taxes recoverable	(1,261,392)
Net cash used in operating activities	(21,728,022)

Financing activities

Capital contributions from Principal Financial Services, Inc.	18,500,000
Net cash received in financing activities	18,500,000
Net decrease in cash and cash equivalents	(3,228,022)
Cash and cash equivalents beginning of year	39,121,361
Cash and cash equivalents end of year	$ 35,893,339

See accompanying notes.

Principal Securities, Inc.

Notes to Financial Statements

1. Organization and Nature of Business

Principal Securities, Inc. ("the Company") is an introducing broker-dealer, that clears transactions on a fully disclosed basis, registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15(b)(11) of the Exchange Act and a member with the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is federally registered as an Investment Adviser. The Company primarily engages in the solicitation and sale of securities-related products and services to retail investors. Such offerings may include: Brokerage Services, Advisory Services, Investment Company products, and variable products.

The Company is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), who in turn is an indirect, wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"), a Delaware business corporation.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits, and short-term pooled funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on the 30-day LIBOR index.

Principal Securities, Inc.

Notes to Financial Statements

2. Significant Accounting Policies (continued)

Unearned Revenue

Unearned revenue represents amounts received related to the conversion of fully disclosed clearing and managed investment platforms. The Company received $9,000,000 as part of the conversion to National Financial Services, this amount is being amortized straight line as a contra expense over the seven-year contract period beginning October 2017. Unearned revenue as of December 31, 2020 related to this is $4,875,000.

Revenue Recognition

The Company enters into selling and distribution agreements with the obligation to sell or distribute the securities products, such as mutual funds, annuities and products sold through RIAs, to individual clients in return for front-end sales charges, 12b-1 service fees, annuity fees and asset-based fees. Front-end sales charges and annuity fees are related to a single sale and are earned at the time of sale. Some mutual funds have a daily obligation to sell and distribute. These securities products generate 12b-1 service fees which are calculated daily and received only when fully earned. The Company uses the passage of time to measure the progress of this performance obligation. The Company receives the majority of these fees monthly for satisfying the performance obligations. The Company also enters into agreements with individual customers to provide securities trade execution and custody through a brokerage services platform in return for ticket charge and other service fee revenue. These services are bundled as one single distinct service referred to as brokerage services. This revenue is related to distinct transactions and is earned at a point in time.

2. Significant Accounting Policies (continued)

The Company also enters into agreements with individual customers to provide trade execution, clearing services, custody services and investment research services through our proprietary offered fee-based products. These services are bundled as one single distinct service referred to as advisory services. The Company receives the majority of advisory fees quarterly for satisfying the performance obligations. In addition, for outside RIA business the Company performs sales and distribution services only. The revenues are earned over time as the service is performed utilizing the output method.

A majority of our revenue is based upon contractual rates applied to the market value of the clients' portfolios and considered variable consideration that is constrained.

Costs to fulfill the contracts with customers include commissions paid to agents for sales and servicing of the related mutual funds, annuities and products sold through RIAs. Since the customers can leave at any time, they are considered to be constantly renewing their contract. As such, the contract is looked at as "day to day" and each month of service is considered a renewal. Since the commissions are commensurate along the contract term and the anticipated period of benefit, as a practical expedient the Company concludes that the renewal commission is specifically related to the renewal period and no costs are deferred.

A majority of our revenue is based upon contractual rates applied to the market value of the clients' portfolios and considered variable consideration that is constrained.

Costs to fulfill the contacts with customers include commissions paid to agents for sales and servicing of the related mutual funds, annuities and products sold through RIAs. These costs relate to performance obligations already satisfied and are expenses when incurred.

Pass Thru Revenue and Expense

Pass Thru Revenue and Pass Thru Expense within the statements of operations represents revenue the Company records that is passed directly onto other business units within PFG. The Company is the Broker Dealer that holds the contract for this revenue. The Company records the revenue and expense at the same time as the revenue is earned.

Notes to Financial Statements

2. Significant Accounting Policies (continued)

Adoption of New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments. The amendments in this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard became effective on January 1, 2020 and had no impact on the Company's financial results.

Future Adoption of New Accounting Pronouncements

In December 2019, The FASB issued ASU 2019-12, Income Taxes (Topic 740). This authoritative guidance simplifies the accounting for income taxes by removing certain exceptions, including exceptions related to the incremental approach for intraperiod tax allocation, calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. Also, the guidance clarifies the accounting for franchise taxes, transactions that result in a step-up in the tax basis of goodwill and enacted changes in tax law or rates. It specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements, although an entity my elect to do so. The guidance will be applied based on varying transition methods defined by amendment. Early adoption is permitted. The Company's evaluation included but was not limited to evaluating receivable balances within scope of the guidance carried at book value for credit losses using judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Based on the Company's evaluation of both historical experience and evaluating future scenarios, the Company determined the likelihood of credit related losses are extremely remote. As such, the Company will not record an allowance, and will regularly monitor current financial assets and assess new financial assets that are carried at book value. The guidance is effective on January 1, 2021.

Principal Securities, Inc.

Notes to Financial Statements

2. Significant Accounting Policies (continued)

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Income Taxes

Income Tax Expense

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received tax reimbursements from PFG of $7,055,524 in 2020. The Company's income tax receivable balance is due from PFG.

Our income tax expense/(benefit) was as follows for the year ended December 31, 2020:

Current income taxes:		
U.S. Federal	$	(5,662,645)
State		(2,257,142)
Total current income taxes		(7,919,787)
Deferred income taxes:		
U.S. Federal	$	399,277
State		165,332
Total deferred income taxes	$	564,609
Total income tax benefit	$	(7,355,178)

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2020:

U.S. corporate income tax rate	21.0	%
State tax	5.9	
Employee Benefits	(0.4)	
Disallowed parking expenses	(0.1)	
Effective income tax rate	26.4	%

Principal Securities, Inc.

Notes to Financial Statements

3. Income Taxes (continued)

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2020 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2020.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred income taxes as of December 31, 2020 were as follows:

Deferred income tax assets:		
Unearned revenue	$	1,331,850
Stock compensation		485,178
Employee benefits		446,819
Total deferred income tax assets		2,263,847
Deferred income tax liabilities:		
Prepaid expenses		(431,728)
Total deferred income tax (liabilities)		(431,728)
Total net deferred income tax assets	$	1,832,119

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Principal Securities, Inc.

Notes to Financial Statements

3. Income Taxes (continued)

Other Tax Information

Refunds for claims filed for tax years 2006 through 2008 in 2015 were received in September 2020. The IRS commenced audit of Principal's federal income tax return for 2009 in 2011, 2010 in 2012, 2011 in 2013, 2012 in 2015, and 2015-2017 in 2019 and 2018 in the fourth quarter of 2020. The U.S. federal statute of limitations expired for years prior to 2009, except for pending audit issues. The statute was extended until June 30, 2021, for 2009 through 2012 although effectively settled, has expired for 2013 and 2014, and was extended for tax years 2015 and 2016 through October 15, 2021. The statute remains open for tax years 2017 and 2018 through October 15, 2021 and October 10, 2022, respectively. The ultimate settlement of earlier tax years can be adjusted into subsequent tax years regardless of statute status. Principal and the Company do not expect the results of these audits, subsequent related adjustments or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefit, but the outcome of the tax reviews is uncertain and unforeseen results can occur.

4. Net Capital Requirements

The Company is an introducing broker-dealer and clears certain securities transactions with and for customers on a fully disclosed basis with National Financial Services LLC ("NFS"), their current clearing broker-dealer. The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had defined net capital of $11,728,133, which was $9,863,624 in excess of its required net capital of $1,864,509. The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

5. Related-Party Transactions

As set forth on the statements of operations, the Company receives the following fees from PLIC and Principal Fund Distributor (PFD):

- The Company collects commissions for the sale of Principal Mutual Funds via PFD and variable annuity and flexible variable life products offered by PLIC, Principal Product Network and Principal National Life. Amounts recorded by the Company for the year ended December 31, 2020 were $94,162,895.

- The Company receives distribution fees (Rule 12b-1) from Principal Mutual Funds via PFD and nonproprietary mutual funds used by other product lines offered under the Distribution fees and Pass-Thru revenue line items. Amounts recorded by the Company for the year ended December 31, 2020 were $83,612,511.

- The Company receives expense reimbursements from both PFD and PLIC for amounts agreed upon annually in advance. The reimbursements are intended to offset the expenses associated with the sale of the products, but only to the extent such expenses are expected to exceed the revenues generated by the Company from the sale of those products. Any excess reimbursements shall be calculated and returned as soon as practical after the end of each calendar year. Amounts received by the Company for the year ended December 31, 2020 were, respectively, $5,000,000 and $22,500,00 and excess reimbursement of $1,779,382 to PFD and $899,916 to PLIC was estimated and accrued as of December 31, 2020.

- The Company has entered into an expense reimbursement agreement with PLIC. PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the year ended December 31, 2020 were $103,920,865.

Principal Securities, Inc.

Notes to Financial Statements

5. Related-Party Transactions (continued)

- The Company has entered into a services agreement with PLIC. PLIC, on behalf of the Company, calculates and pays compensation to PSI registered representatives and broker-dealers unaffiliated with PSI who offer or sell variable contracts, mutual fund shares, group annuities, and other securities, certain fixed annuities, advisory services and products, and any proprietary investments available under Principal Life recordkeeping for qualified retirement plans underwritten, distributed or offered by the Company. Amounts paid by PLIC on behalf of the Company for the year ended December 31, 2020 were $122,978,729.

PFG has allocated the expenses associated with stock-based compensation to each of its subsidiaries, with the allocation aggregating $1,694,735 to the Company for the year ended December 31, 2020. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company receives expense reimbursements from Principal Bank for amounts agreed upon annually in advance. The reimbursements are intended to offset the expenses related to the bank sweep program on the Fidelity platform, but only to the extent such expenses are expected to exceed the revenues generated by the Company from the sweep program. Any excess reimbursements shall be calculated and returned as soon as practical after the end of each calendar year. Amounts received by the Company for the year ended December 31, 2020 were $400,000.

The Company received capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $18,500,000 for the year ended December 31, 2020.

6. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the SEC, FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

Emhousen et al. v. PSI

A FINRA arbitration filed by customers of a former Registered Representative. Claimants, who are customers of former Registered Representative state they suffered account losses due to PSI forcing the registered representative to resign in October 2018 without creating a plan to handle their investment portfolios. Claimants allege negligence, failure to provide suitable investment advice, failure to exercise ordinary care, and failure to supervise against PSI. PSI's answer was submitted on February 4, 2021. Range of loss is not reasonably estimable at this time.

6. Contingencies (continued)

Kemery, Michael and Wayne Kemery v. Principal Securities, Inc.

Claimants assert a former Registered Representative solicited large investments into the unregistered securities of companies with which he was affiliated. Claimants allege PSI failure to supervise violation of the Iowa Uniform Securities Act, breach of fiduciary duty, violations of FINRA Rules, negligence and respondeat superior.   The panel rescheduled the in-person Final Hearing for August 10-13 and 16-20, 2021. Range of loss is not reasonably estimable at this time.

Supplemental Information

Principal Securities, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2020

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$28,993,730
2.	Deduct ownership equity not allowable for Net Capital		–
3.	Total ownership equity qualified for Net Capital		28,993,730
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		–
5.	Total capital and allowable subordinated liabilities		28,993,730
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$17,246,000	
	B. Secured demand note deficiency	–	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
	D. Other deductions and/or charges	3,999	(17,249,999)
7.	Other additions and/or allowable credits		–
8.	Net Capital before haircuts on securities positions		$11,743,731
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments	–	
	B. Subordinated securities borrowings	–	
	C. Trading and investment securities:		
	1. Exempted securities	–	
	2. Debt securities	–	
	3. Options	–	
	4. Other securities	15,598	
	D. Undue concentration	–	
	E. Other	–	(15,598)
10.	Net Capital		$11,728,133

Principal Securities, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2020

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)	$1,864,509
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
13. Net capital requirement (greater of line 11 or 12)	1,864,509
14. Excess net capital (line 10 less 13)	9,863,624
15. Net Capital less greater of 10% of line 19 or 120% of line 12	8,931,371

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		$27,967,617
17. Add:		
A. Drafts for immediate credit	–	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts (List)	–	–
19. Total aggregate indebtedness		27,967,617
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		238.47%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		0.00%

Notes:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Securities, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2020

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5 Part IIA) filing submitted to FINRA as of December 31, 2020.

Principal Securities, Inc.

Schedule II – Computation for Determination of the Reserve Requirements Pursuant to SEC Rule 15c3-3

December 31, 2020

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)

B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained — X

C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: National Financial Services LLC — X

D. (k)(3) – Exempted by order of the Commission

Principal Securities, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2020

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(i) and (k)(2)(ii) of that Rule.

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Principal Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Principal Securities, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.
   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020.
   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.
   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.
   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Principal Securities, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 26, 2021

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Principal Securities, Inc.

We have reviewed management's statements, included in the accompanying Principal Securities, Inc. Exemption Report, in which (1) Principal Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020 except as described in its exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 26, 2021

**Principal Securities, Inc. Exemption Report**

Principal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year except as described in Attachment A.

_____

Principal Securities, Inc.

I, David Rigler, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *David Rigler*

Title: Chief Financial Officer, Principal Securities, Inc.

February 26, 2021

Attachment A

2020 15c3-3 Exception Report

Exception Date (Approx.)	Account Type	Amount	Nature of Exception
01/14/2020	Brokerage	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
01/23/2020	Brokerage	$50,000.00	Check was identified as not promptly forwarded by the RR's branch office.
01/23/2020	Mutual Funds	$8,126.50	Check was identified as not promptly forwarded by the RR's branch office.
01/24/2020	Brokerage	$50.00	Check was identified as not promptly forwarded by the RR's branch office.
01/29/2020	Brokerage	$412.41	Check was identified as not promptly forwarded by the RR's branch office.
01/29/2020	Brokerage	$412.41	Check was identified as not promptly forwarded by the RR's branch office.
02/03/2020	Brokerage	$7,000	Check was identified as not promptly forwarded by the RR's branch office.
02/07/2020	Unknown	$47,932	Check was identified as not promptly forwarded by the RR's branch office.
02/07/2020	Unknown	$12,527.14	Check was identified as not promptly forwarded by the RR's branch office.
02/07/2020	Unknown	$158,146.58	Check was identified as not promptly forwarded by the RR's branch office.
02/07/2020	Unknown	$148,503.18	Check was identified as not promptly forwarded by the RR's branch office.
02/13/2020	Mutual Funds	$65.99	Check was identified as not promptly forwarded by the RR's branch office.
02/14/2020	Mutual Funds	$2,000.00	Check was identified as not promptly forwarded by the RR's branch office.
02/18/2020	Unknown	$0.72	Check was identified as not promptly forwarded by the RR's branch office.
02/20/2020	Variable Products	$788,392.41	Check was identified as not promptly forwarded by the RR's branch office.
02/24/2020	Brokerage	$20,093.39	Check was identified as not promptly forwarded by the RR's branch office.
02/25/2020	Brokerage	$2,500.00	Check was identified as not promptly forwarded by the RR's branch office.
03/09/2020	Variable Products	$188.00	Check was identified as not promptly forwarded by the RR's branch office.
03/20/2020	Brokerage	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/20/2020	Brokerage	$70,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/24/2020	Brokerage	$20,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/24/2020	Brokerage	$130.00	Check was identified as not promptly forwarded by the RR's branch office.
03/26/2020	Brokerage	$3,111.43	Check was identified as not promptly forwarded by the RR's branch office.
04/07/2020	Brokerage	$5,445.86	Check was identified as not promptly forwarded by the RR's branch office.
04/09/2020	Variable Products	$600,000.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/09/2020	Variable Products	$6,861.33	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/14/2020	Brokerage	$730,050.39	Check was identified as not promptly forwarded by the RR's branch office.
04/15/2020	Brokerage	$14,000.00	Check was identified as not promptly forwarded by the RR's branch office.
04/15/2020	Brokerage	$800.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/15/2020	Brokerage	$16,503.72	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/17/2020	Variable Products	$3,000.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/17/2020	Brokerage	$200.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/20/2020	Brokerage	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/22/2020	Variable Products	$534.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/22/2020	Brokerage	$2,500.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/22/2020	Brokerage	$2,500.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/22/2020	Brokerage	$557,297.89	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.

04/22/2020	Brokerage	$2,800.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/22/2020	Brokerage	$948,870.34	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/22/2020	Brokerage	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/22/2020	Brokerage	$12,183.50	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/22/2020	Brokerage	$5,336.12	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/22/2020	Brokerage	$10,227.70	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
04/29/2020	Mutual Funds	$4,800.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
05/01/2020	Brokerage	$32,526.93	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
05/06/2020	Brokerage	$486.60	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
05/06/2020	Brokerage	$1,191.31	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
05/08/2020	Variable Products	$168,722.21	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
05/11/2020	Brokerage	$248.89	Check was identified as not promptly forwarded by the RR's branch office.
05/26/2020	529 Plan	$19,814.50	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
05/27/2020	Variable Products	$87,113.74	Check was identified as not promptly forwarded by the RR's branch office.
06/01/2020	Brokerage	$1,191.31	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
06/01/2020	Mutual Funds	$132.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
06/08/2020	Brokerage	$80,000.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
06/16/2020	Brokerage	$2,500.00	Check was identified as not promptly forwarded by the RR's branch office.
06/16/2020	Brokerage	$10,000.00	Check was identified as not promptly forwarded by the RR's branch office.
06/19/2020	Mutual Funds	$1,400.00	Check was identified as not promptly forwarded by the RR's branch office.
06/22/2020	Mutual Funds	$5,499.00	Check was identified as not promptly forwarded by the RR's branch office.
06/24/2020	Brokerage	$6,000.00	Check was identified as not promptly forwarded by the RR's branch office.
06/26/2020	Brokerage	$65,000.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
07/10/2020	Brokerage	$3,000.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
07/10/2020	Brokerage	$4,000.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
07/15/2020	Variable Products	$1,000.00	Check was identified as not promptly forwarded by the RR's branch office.
07/17/2020	Mutual Funds	$7,200.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
07/24/2020	529 Plan	$520.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
07/24/2020	Mutual Funds	$536.06	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
07/31/2020	Mutual Funds	$16,638.24	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
07/31/2020	Mutual Funds	$3,600.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
07/31/2020	Mutual Funds	$1,800.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.
08/21/2020	Mutual Funds	$14,000.00	Check was identified as not promptly forwarded by the RR's branch office and was impacted by COVID-19 protocols.

09/11/2020	Mutual Funds	$20,000.00	Check was identified as not promptly forwarded by the RR's branch office.
09/11/2020	Unknown	$111,000.00	Check was identified as not promptly forwarded by the RR's branch office.
09/25/2020	Brokerage	$50.00	Check was identified as not promptly forwarded by the RR's branch office.
09/25/2020	Brokerage	$25.00	Check was identified as not promptly forwarded by the RR's branch office.
09/25/2020	Brokerage	$25.00	Check was identified as not promptly forwarded by the RR's branch office.
09/25/2020	Brokerage	$25.00	Check was identified as not promptly forwarded by the RR's branch office.
09/25/2020	Brokerage	$50.00	Check was identified as not promptly forwarded by the RR's branch office.
09/25/2020	Brokerage	$25.00	Check was identified as not promptly forwarded by the RR's branch office.
10/02/2020	Mutual Funds	$62,000.00	Check was identified as not promptly forwarded by the RR's branch office.
10/13/2020	Brokerage	$400,000.00	Check was identified as not promptly forwarded by the RR's branch office.
10/20/2020	Variable Products	$1,584.00	Check was identified as not promptly forwarded by the RR's branch office.
10/22/2020	Variable Products	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
10/28/2020	Brokerage	$1,783.26	Check was identified as not promptly forwarded by the RR's branch office.